UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): July 19, 2021 (July 16, 2021)

Kismet Acquisition One Corp
(Exact name of registrant as specified in its charter)

British Virgin Islands	001-39428	N/A
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation)		Identification No.)

850 Library Avenue, Suite 204
Newark, Delaware	19715
(Address of principal executive offices)	(Zip Code)

(302) 738-6680
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Ordinary Share and one-half of one Warrant	KSMTU	The Nasdaq Stock Market LLC
Ordinary Shares, no par value	KSMT	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50	KSMTW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

As previously reported by Kismet Acquisition One Corp (“Kismet”) on a Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 1, 2021, Kismet is a party to a Business Combination Agreement, dated January 31, 2021 (as amended as described herein and as it may be further amended or supplemented from time to time, the “Business Combination Agreement”), with Nexters Global Ltd. (the “Company”), Nexters Inc. (“Pubco”), Kismet Sponsor Limited (the “Sponsor”), solely in its capacity as the Purchaser Representative, Fantina Holdings Limited, solely in its capacity as the Company Shareholders Representative, and the shareholders of the Company party thereto, pursuant to which, among other things, Kismet agreed to combine with the Company in a business combination whereby Kismet will merge with and into Pubco and Pubco will acquire all shares of the Company, making the Company a direct wholly-owned subsidiary of Pubco (collectively, the “Transactions”).

Private Placement and Subscription Agreements

On July 16, 2021, in support of the Transactions, Kismet, Pubco and the Sponsor entered into separate subscription agreements (each as amended, restated or supplemented from time to time, a “Subscription Agreement”) with certain institutional investors with whom the Sponsor had prior business relationships (each, a “Subscriber”), pursuant to which the Subscribers agreed to subscribe for and purchase an aggregate of 5,000,000 shares of Pubco’s ordinary shares for a purchase price of $10.00 per share for an aggregate commitment of $50,000,000 in a private placement (the “PIPE”) to be consummated substantially concurrently with the closing of the Transactions (the “Closing”).  The PIPE is conditioned on the substantially concurrent closing of the Transactions and other customary closing conditions. Also pursuant to the Subscription Agreements, the Sponsor agreed to transfer to the Subscribers, on the date of the Closing immediately after the issuance by Pubco of ordinary shares pursuant to the PIPE, an aggregate of 1,625,000 of the private placement warrants held by the Sponsor. The Subscribers were also given registration rights in the Subscription Agreements pursuant to which Pubco will be required to file a resale registration statement for the shares issued to the Subscribers within 30 days after the Closing and use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof (but no later than the earlier of (i) the 90th calendar day following the filing date if the SEC notifies Pubco that it will “review” the registration statement and (ii) the 10th business day after the date Pubco is notified by the SEC that the registration statement will not be “reviewed” or will not be subject to further review). The purpose of the PIPE is to raise additional capital for use in connection with the Transactions, to meet the minimum cash requirement provided in the Business Combination Agreement, and to otherwise provide working capital and funds for corporate purposes for Pubco following the Closing.

The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the full text of the form of the Subscription Agreement, a copy of which is included as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Amendment to Business Combination Agreement

On July 17, 2021, Kismet and certain of the other relevant parties to the Business Combination Agreement entered into Amendment No. 1 to the Business Combination Agreement (the “Amendment”). The Amendment, among other things, permits Kismet and Pubco to enter into the Subscription Agreements and consummate the PIPE, provides that the proceeds of the PIPE will count toward the satisfaction of the $100 million minimum cash closing condition contained in the Business Combination, and changes the “Outside Date” for the parties to consummate the Transactions to September 30, 2021. The Amendment also replaces (i) the form of Registration Rights Agreement to be entered into at the Closing with a new form of such agreement, providing for shelf registration rights to certain holders thereunder, and (ii) the form of Sponsor Lock-Up Agreement to be entered into at the Closing with a new form of such agreement, to permit the transfer of certain private placement warrants held by the Sponsor to the Subscribers pursuant to the terms of the Subscription Agreements.

The foregoing description of the Amendment is qualified in its entirety by reference to the full text of the Amendment, a copy of which is included as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth under the heading “Private Placement and Subscription Agreements” above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The securities of Pubco that may be issued in connection with the Subscription Agreements will not be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01. Regulation FD Disclosure.

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference is an updated form of presentation to be used by Kismet and the Company in presentations for certain of Kismet’s shareholders and other persons in connection with the Transactions.

Attached as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference is a press release issued by the Company on July 19, 2021, regarding bookings growth in the second quarter of 2021, the PIPE and certain other matters.

Such exhibits and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Additional Information and Where to Find It

In connection with the Transactions, Pubco has filed a Registration Statement on Form F-4 with the SEC that includes a proxy statement of Kismet that also constitutes a prospectus of Pubco (the “Proxy Statement/Prospectus”). The definitive Proxy Statement/Prospectus will be mailed to Kismet’s shareholders. Kismet, the Company and Pubco urge investors, shareholders and other interested persons to read the Registration Statement, including the preliminary Proxy Statement/Prospectus, and amendments thereto, and the definitive Proxy Statement/Prospectus when it becomes available, as well as other documents filed with the SEC, because these documents contain or will contain important information about Kismet, the Company, Pubco and the Transactions. The definitive Proxy Statement/Prospectus will be mailed to Kismet’s shareholders as of a record date to be established for voting on the Transactions. Kismet’s shareholders may obtain a copy of such documents, without charge, by directing a request to: Kismet Acquisition One Corp., 850 Library Avenue, Suite 204, Newark, Delaware 19715. These documents can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in Solicitation

Kismet, the Company, Pubco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Kismet’s shareholders in connection with the Transactions. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Kismet’s directors and executive officers in the final prospectus from Kismet’s initial public offering, which was filed with the SEC on August 7, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Kismet’s shareholders in connection with the Transactions will be set forth in the Proxy Statement/Prospectus for the Transactions when available. Information concerning the interests of Kismet’s and the Company’s participants in the solicitation, which may, in some cases, be different than those of Kismet’s and the Company’s equity holders generally, will be set forth in the Proxy Statement/Prospectus relating to the Transactions when it becomes available.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Kismet, Pubco or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward Looking Statements

This Current Report on Form 8-K (including certain of the exhibits hereto) includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These forward-looking statements may include, without limitation, statements with respect to (i) the Company’s bookings, performance, strategies, prospects and other aspects of the businesses of the Company or Kismet, or the combined company after completion of the Transactions, (ii) trends in the gaming industry, (iii) the Company’s target cohorts and users and the expected arrangements with them, (iv) the Company’s projected growth opportunities, including relative to its competitors and (v) other statements regarding Kismet’s or the Company’s expectations, hopes, beliefs, intentions or strategies regarding the future.

The forward-looking statements contained or incorporated by reference in this Current Report on Form 8-K are based on Kismet’s and the Company’s current expectations and beliefs concerning future developments and their potential effects on Kismet and the Company. There can be no assurance that future developments affecting Kismet and the Company will be those that Kismet and the Company have anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond Kismet’s and the Company’s control) or other assumptions. Many factors could cause actual results or performance to be materially different from those expressed or implied by the forward-looking statements in this presentation, including (i) that the Transactions may not be completed in a timely manner or at all, which may adversely affect the price of Kismet’s securities, (ii) the risk that the Transactions may not be completed by Kismet’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Kismet, (iii) the failure to satisfy the conditions to the consummation of the Transactions, including the approval of the Business Combination Agreement by the shareholders of Kismet and the satisfaction of the minimum trust account amount following any redemptions by Kismet’s public shareholders, (iv) the lack of a third-party valuation in determining whether or not to pursue the Transactions, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (vi) the effect of the announcement or pendency of the Transactions on the Company’s business relationships, operating results, and business generally, (vii) risks that the Transactions disrupt current plans and operations of the Company, (viii) the outcome of any legal proceedings that may be instituted against the Company or against Kismet related to the Business Combination Agreement or the Transactions, (ix) the ability to maintain the listing of Kismet’s securities on a national securities exchange, (x) changes in the competitive and regulated industries in which the Company operates, variations in operating performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the Transactions, and identify and realize additional opportunities, (xii) the potential inability of the Company to achieve its projected bookings growth and scale its platform, (xiii) the potential inability of the Company to maintain its diversified global revenue stream and cohort relationships, (xiv) the potential inability of the Company to become a consolidator in the gaming industry, (xv) the enforceability of the Company’s intellectual property, (xvi) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which the Company operates, (xvii) the inability to complete the private placement proposed to be consummated in connection with the Transactions, and (xviii) costs related to the Transactions and the failure to realize anticipated benefits of the Transactions or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions.

The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in the Registration Statement, including the Proxy Statement/Prospectus contained therein. All subsequent written and oral forward-looking statements concerning Kismet, the Company or Pubco, the transactions described herein or other matters and attributable to Kismet, the Company, Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Kismet, the Company and Pubco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1	Amendment No. 1 to Business Combination Agreement, dated as of July 17, 2021, by and among Kismet Acquisition One Corp, Kismet Sponsor Limited, solely in its capacity as the Purchaser Representative, Nexters Inc., Nexters Global Ltd., Fantina Holdings Limited, solely in its capacity as the Company Shareholders Representative and the shareholders of the Company party thereto.
10.1	Form of Subscription Agreement.
99.1	Form of investor presentation.
99.2	Press release, dated July 19, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KISMET acquisition ONE corp

	By:	/s/ Ivan Tavrin
		Name:	Ivan Tavrin
		Title:	Chairman and Chief Executive Officer

Date: July 19, 2021

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